Magda El Guindi-Rosenbaum

+1.202.373.6091

mer@morganlewis.com

VIA EDGAR

June 8, 2016

Valerie J. Lithotomos

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AdvisorShares Trust (the “Registrant)
File Nos. 333-157876 and 811-22110

Dear Ms. Lithotomos:

This letter responds to comments relating to the Registrant’s Post-Effective Amendment No. 103 (“PEA No. 103”) filed on March 25, 2016 for the purpose of registering shares of the AdvisorShares KIM Korea Equity ETF (the “Fund”). For ease of reference, set forth below are your comments followed by the Registrant’s responses. Unless otherwise noted, capitalized terms have the same meaning as those contained in PEA No. 103.

1.	Comment. In the investment objective there is a reference to “other Korea-focused indexes”. Please disclose supplementally whether there are specific indexes contemplated.

Response. Registrant confirms that the Fund’s sub-adviser currently contemplates comparing the Fund to the Korea Stock Exchange (KOSPI) Index.

2.	Comment. Please consider deleting the 12b-1 fee line item from the fee table if there is no 12b-1 fee.

Response. While there is no currently charged 12b-1 fee, a 12b-1 plan has been approved for the Fund and, therefore, Registrant prefers to keep the line item in the fee table.

3.	Comment. Please confirm that there is no current recapture of previously waived fees and/or reimbursed expenses.

Response. Registrant confirms that there is no current recapture of previously waived fees and/or reimbursed expenses.

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW Washington, DC 20004 United States	+1.202.739.3000 +1.202.739.3001

June 8, 2016

4.     Comment. Please confirm that the expense example will only reflect the expense cap for the term of the expense cap.

Response. Registrant confirms that the expense example only reflects the expense cap for the term of the expense cap.

5.	Comment. Please expand the strategy language (for example, how is growth potential determined?).

Response. Registrant has expanded the disclosure as requested.

6.	Comment. Please consider adding growth style risk since it is a factor in the strategy.

Response. Registrant has added growth style risk to the principal risk sections.

7.	Comment. Please confirm whether the risk of an absence of an active trading market has been disclosed.

Response. Registrant confirms that the risk of an absence of an active trading market is disclosed.

8.	Comment. While technology sector risk is disclosed, there is nothing in the strategy regarding the technology sector. Please add relevant strategy disclosure.

Response. Registrant has added the requested strategy disclosure.

9.	Comment. Please disclose supplementally whether shareholders will be given 60 days’ notice of an investment objective change.

Response. Registrant has not adopted a notice policy; generally, however, the Fund will attempt to provide shareholders with 30 to 60 days’ notice of a material change to the Fund’s investment objective.

10.	Comment. Please consider simplifying the temporary defensive position sentence regarding the investment objective to match the corresponding language in Form N-1A.

Response. Registrant has revised the language as requested.

11.	Comment. Please confirm whether there should be an acquired fund fees and expenses line item in the fee table in light of the Fund’s investment in other investment companies.

Response. Registrant represents that its investment in other investment companies, if any, is not estimated to exceed one basis point during its first year, therefore, no acquired fund fees and expenses line item is required in the fee table.

June 8, 2016

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Registrant hereby acknowledges that: (i) Registrant is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) the SEC’s or SEC staff’s comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; (iii) the action of the SEC or the SEC staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Registrant from full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and (iv) Registrant may not assert the SEC’s or the SEC staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have questions or comments, please do not hesitate to contact me at 202.373.6091.

Sincerely,

/s/ Magda El Guindi-Rosenbaum

Magda El Guindi-Rosenbaum